Exhibit 12.1

Time Warner Inc.

Ratio of Earnings to Fixed Charges

(Dollars in millions)

		Three Months Ended March 31,		Year Ended December 31,
		2012		2011		2010		2009		2008		2007
Earnings:
Net Income (Loss) from continuing operations before income taxes, discontinued operations and cumulative effect of accounting change		$927		$4,366		$3,919		$3,237		$(4,397)		$2,746
Interest expense(1)(2)		348		1,321		1,277		1,521		2,499		2,565
Amortization of capitalized interest		—		1		1		2		3		2
Portion of rents representative of an interest factor(3)		36		147		138		176		234		239
Adjustment for equity earnings or losses of investee companies, net of cash distributions		15		95		38		74		21		49

Total earnings		$1,326		$5,930		$5,373		$5,010		$(1,640)		$5,601

Fixed Charges:
Interest expense(1)(2)		$348		$1,321		$1,277		$1,521		$2,499		$2,565
Capitalized interest(4)		2		4		2		1		1		15
Portion of rents representative of an interest factor(3)		36		147		138		176		234		239

Total fixed charges		$386		$1,472		$1,417		$1,698		$2,734		$2,819

Ratio of earnings to fixed charges	x	3.4	x	4.0	x	3.8	x	3.0	x	—	(5)	2.0	x

(1)	Earnings and fixed charges exclude accrued interest on uncertain tax positions that is included in income tax expense.

(2)

For the three months ended March 31, 2012, and the years ended December 31, 2011, 2010, 2009, 2008, and 2007, amounts include $0 million, $0 million, $0 million, $218 million, $970 million, and $916 million, respectively, related to discontinued operations.

(3)

For the three months ended March 31, 2012, and the years ended December 31, 2011, 2010, 2009, 2008, and 2007, amounts include $0 million, $0 million, $0 million, $29 million, $78 million, and $80 million, respectively, related to discontinued operations.

(4)

For the three months ended March 31, 2012, and the years ended December 31, 2011, 2010, 2009, 2008, and 2007, amounts include $0 million $0 million, $0 million, $0 million, $1 million, and $5 million, respectively, related to discontinued operations.

(5)

For the ratio of earnings to fixed charges to equal 1.00, earnings must increase by $4.374 billion. Net loss from continuing operations before income taxes and discontinued operations for 2008 includes $7.139 billion of noncash impairments related to goodwill and identifiable intangible assets of Time Warner’s publishing segment.